SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755

PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CGG announces the Appointment of

Yuri Baidoukov as Group CFO

Paris, France – July 26, 2018

CGG announces the appointment of Yuri Baidoukov as Group CFO, effective September 1, 2018. Yuri Baidoukov brings 25 years of international Oil and Gas industry experience to CGG. He will be based in Paris and report to the Chief Executive Officer, Sophie Zurquiyah.

“I am very pleased that Yuri has agreed to join CGG and look forward to having him on the executive team” said Sophie Zurquiyah. “Yuri’s extensive background in corporate finance, management and strategy as well as his deep knowledge of the industry will greatly contribute to the success of CGG”.

Yuri Baidoukov is at present time Group CFO at OiLSERV Group, a leading Middle East and North Africa Oilfield Services company. Prior to this, he was CFO of Maersk Oil US, and Group CFO of Integra Group, a leading CIS Oilfield Services company, listed on the London Stock Exchange. Yuri Baidoukov spent 10 years of his career at Schlumberger in leading finance positions at the corporate and regional levels, and is recognized for his leadership, professional and technical skills.

Yuri Baidoukov holds an MBA degree from TRIUM Global Executive MBA, a joint program of NYU Stern School of Business, LSE and HEC Paris. He also holds a Master of Science (Honors), Economics degree from the Russian Peoples’ Friendship University, and is an affiliate member of the American Institute of CPAs.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION

STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250,

NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF

FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY

DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date	July 26th, 2018	By	/s/ Yves Goulard
Y. GOULARD Group Treasurer, acting Chief Financial Officer